EXHIBIT 99.1

Westport Announces Director Retirement

VANCOUVER, British Columbia, Jan. 13, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), announces that Brenda Eprile has retired from Westport’s Board of Directors (the “Board”), effective January 6, 2025. The Board is currently evaluating alternatives with respect to the appointment of an independent director to fill the vacancy.

“On behalf of the entire Board of Directors, I would like to express our deepest gratitude to Brenda for her exceptional leadership and unwavering dedication throughout her 11 year tenure,” said Dan Hancock, Westport Fuel Systems Board Chair. “Brenda has been an invaluable part of our team, and we wish her well in her next chapter.”

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com